SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Pre-salt production breaks new record and surpasses

500 thousand barrels of oil per day

Rio de Janeiro, July 1st, 2014 – Petróleo Brasileiro S.A. – Petrobras announces that oil production in the fields operated by Petrobras in the Santos and Campos Basins pre-salt areas has exceeded 500 thousand barrels per day (bpd) – reaching 520 thousand bpd on June 24 – a new daily production record. Of this volume, 78% (406 thousand bpd) corresponds to Petrobras’ share while the remainder corresponds to the contribution of partner companies in the various areas of production in the pre-salt layer.

The production of 520 thousand barrels per day was achieved only eight years after the first pre-salt oil discovery which took place in 2006. Petrobras achieved this historic landmark with only 25 production wells. The magnitude of this achievement can be better analyzed by comparing the company’s own production record:

- Petrobras was founded in 1953 and it took 31 years to reach 500 thousand barrels per day, which took place at the end of 1984, with the contribution of 4,108 production wells.

- In the Campos Basin post-salt, where the first discovery took place in 1974, 21 years were needed to produce 500 thousand barrels of oil per day. This production level, which was reached in 1995, had the contribution of 411 production wells.

Moreover, the excellent performance of the Brazilian pre-salt stands out when compared to other important production areas in the world. In the U.S. Gulf of Mexico, for instance, it took 20 years to produce 500 thousand barrels per day following first discovery while in the North Sea it took ten years.

Pre-salt already accounts for 22% of Petrobras’ production in Brazil

Average pre-salt production accounted for 22% of the total production operated by Petrobras in May in Brazil. From 2010 to 2014, average daily production from the pre-salt reservoirs increased by ten times, rising from 41 thousand barrels (2010 average) to 520 thousand barrels per day. Of the 25 wells in operation in this area, ten are located in Santos Basin, which accounts for 53% of the pre-salt production (274 thousand barrels per day). The remaining 15 wells are located in Campos Basin and account for the remaining 47% (246 thousand barrels per day).

Accumulated production in the pre-salt region has already surpassed 360 million barrels of oil equivalent. Today nine platforms, four of which produce exclusively in the pre-salt layer, operate in this region. They include FPSO Cidade de Angra dos Reis (in production since October 2010 in Lula field, Santos Basin), FPSO Cidade de Anchieta (in operation since September 2012 in Baleia Azul field, Campos Basin), as well as FPSO Cidade de São Paulo (operations began in January 2013 in Sapinhoá field, Santos Basin) and FPSO Cidade de Paraty (in production since June 2013 in the Lula Nordeste area, also in Santos Basin).

Another four platforms had already been set up in Campos Basin a few years ago for post-salt oil production. Since they presented available capacity, these platforms enabled the quick interconnection of some of the wells drilled in deeper areas, that is, in the pre-salt layer. They include P-48, in Barracuda-Caratinga field; P-53 and FPSO Cidade de Niterói, both in Marlim Leste field, and FPSO Capixaba, in Baleia Franca field. Besides these units, another platform that contributed to the record is P-58, which went into operation in March of this year, in the pre-salt area known as Parque das Baleias, in the Espírito Santo part of Campos Basin.

In addition, a provisional system began operating on June 21 at Iara through FPSO Dynamic Producer, conducting an extended well test aimed at investigating the pre-salt reservoirs in this area.

Pre-salt productivity higher than world average

The wells currently installed in the pre-salt have been showing much higher productivity than the world average. Average productivity per well in commercial operation in the Santos Basin pre-salt region has hovered around 25 thousand barrels of oil per day, higher than that of the North Sea (15 thousand barrels of oil per well/day) and the Gulf of Mexico (10 thousand barrels of oil per well/day).

Some Santos Basin pre-salt wells have been showing productivity above 30 thousand barrels per day, such as LL-11, in the Lula Nordeste pilot project, with an average flow rate of 31 thousand barrels per day, as well as SPS-77 and SPH-04, in the Sapinhoá pilot, each with an average production of 34 thousand barrels of oil per day.

Another good example is FPSO Cidade de Angra dos Reis, which operates in Lula field, in the Santos Basin pre-salt, where only four wells produce enough to nearly occupy the platform’s full operational capability of 100 thousand barrels per day (bpd). This platform was originally designed to produce with six wells, each with an average contribution of 16 thousand barrels per day. However, with the high productivity of wells, which have been averaging some 24 thousand bpd, well above the initial forecast, only four wells were interconnected to the platform, representing huge investment savings.

Petrobras reduces pre-salt well drilling time by 55%

Petrobras has been drilling wells in the pre-salt within increasingly shorter time, without giving up the best global operational safety practices. To have an idea of the importance of this activity, note that around 50% of the company’s investment in the pre-salt is designated for wells construction and appraisal. With the experience acquired and the introduction of new technologies and best practices, the average well drilling time in the pre-salt layer of Lula and Sapinhoá fields declined by 55%, from 126 days in 2010 to 60 days in 2013. In these areas, the company has already achieved durations of close to 30 days between the first and last meter drilled ("dry hole").

As a result of this reduction, the company has achieved major cost savings due to a decline in the number of days spent on drilling operations. Given that the average cost of drilling a well is approximately US$1 million per day, Petrobras is saving an average of US$66 million in drilling activities per pre-salt well. This is a significant advance, considering what this saving represents for Petrobras’ cash levels.

This strong performance is the result of continuous efforts by Petrobras to optimize the well drilling activity, which is considered critical due to the heavy investment involved. In order to further improve its results, in 2013 the company created the Well Cost Reduction Program, one of the pillars of its 2014-2018 Business and Management Plan.

Over the next five years, around US$70 billion will be invested in the construction of exploratory and production wells in Brazil – 32% of the company’s total investment forecast in its Business and Management Plan, and 46% of its planned investment in exploration and production in Brazil.

Geological success rate in pre-salt was 100% in 2013

Petrobras achieved a 100% geological success rate in the pre-salt layer in 2013. The presence of oil was found in all 14 wells drilled last year in the Santos and Campos basins, all operated by the company. Considering all offshore wells drilled by the company, in both pre-salt and post-salt, the exploration success rate was 77%.

Between January 2013 and March 2014 alone, Petrobras made 49 new discoveries, including 15 in pre-salt. Petrobras’ strong results in pre-salt exploration are due to its in-depth knowledge and technological excellence in ultradeep water exploration.

By using its experience in Campos Basin, adapting solutions to the pre-salt conditions of Santos Basin, together with continuous large-scale investment in the acquisition of exploratory data, the company has been able to better characterize reservoirs and reduce production design uncertainties.

The pre-salt discoveries are some of the most important in the world over the last decade. Besides presenting very significant potential volumes, the discoveried areas indicate the presence of excellent quality and high commercial value oil.

New units will make significant contributions to Petrobras’ production curve

Contribution from the pre-salt will be decisive in order for Petrobras to achieve the goals laid out in its 2014-2018 Business and Management Plan. If today the pre-salt accounts for approximately 22% of the total production of 2.1 million barrels of oil per day, in 2018 it will account for 52% of the total produced, which is expected to reach 3.2 million barrels per day. Nineteen new production units will be installed in the Santos Basin pre-salt by the end of 2018.

Two new platforms will start-up operation in the Santos Basin pre-salt in 2014: FPSOs Cidade de Mangaratiba, at Iracema Sul, and Cidade de Ilhabela, at Sapinhoá Norte. Each one of these platforms will have a production capacity of up to 150 thousand bpd.

For the fourth quarter of 2015, Petrobras plans to put FPSO Cidade de Itaguaí into operation in the Iracema Norte area, in Santos Basin, with a capacity of up to 150 thousand barrels per day. For 2016, FPSO Cidade de Maricá, at Lula Alto, and FPSO Cidade de Saquarema, at Lula Central, each with a capacity of up to 150 thousand bpd, and FPSO Cidade de Caraguatatuba, at Lapa, are expected to go on stream.

Furthermore, eight “replicant” FPSOs (set of platforms that use the same engineering project) will start-up operation, with first oil expected to take place in 2016 in the Lula Sul area. The first of four FPSOs scheduled to start-up operation in the Transfer of Rights areas is also expected for 2016 in the Búzios area. In order to complete the 19 systems scheduled for Santos Basin, in 2018 a production system will be installed in Carcará. With the contribution of these projects, Petrobras expects oil production exclusively in the pre-salt areas in 2017 to surpass 1 million barrels per day.

Learn more about the pre-salt

The pre-salt is a sequence of sedimentary rocks formed over 100 million years ago in the geographical space created by the separation of the ancient continent of Gondwana. More specifically, by the separation of the current American and African continents, which began about 150 million years ago. Initially, great depressions were formed in between both continents, which gave rise to large lakes. Over millions of years, the oil-generating rocks of the pre-salt were deposited there. Since all the rivers of the continents splitting up ran toward lower regions, large amounts of organic matter ended up being deposited there.

As the continents moved farther away from one another, the organic materials that had accumulated in the new space were submerged by the Atlantic Ocean, which was beginning to form itself. Thus began the formation of a salt layer, which currently extends up to 2,000 meters thick. This salt layer was deposited over the accumulated organic matter, covering it for millions of years until thermochemical processes transformed it into hydrocarbons (oil and natural gas).

Within the current Brazilian exploratory context, the possibility of the occurrence of the set of rocks with the potential to generate and accumulate oil in pre-salt layer can be found in the pre-salt region, an area approximately 800km long by 200km wide, on the coast between the states of Santa Catarina and Espírito Santo. The pre-salt reserves are 300km from southeastern Brazil, which concentrates 55% of Brazil’s Gross Domestic Product (sum of all goods and services produced in the country). The total area of the pre-salt region (149 thousand km2) corresponds to nearly three and a half times the size of Rio de Janeiro state.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.